

October 7, 2010

David M. Bronson
Executive Vice President and Chief Financial Officer
PSS World Medical, Inc.
4345 Southpoint Boulevard
Jacksonville, FL 32216

> **Re:** **PSS World Medical, Inc.**
> **Form 10-K for Fiscal Year Ended April 2, 2010**
> **Filed May 26, 2010**
> **File No. 000-23832**

Dear Mr. Bronson:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 18

> We have reviewed your September 27, 2010 response to our letter dated September 14, 2010, and we re-issue that comment. In the example in your response, you say that competitors will project that the Company's fiscal year 2011 internal performance targets would likely include an additional 5% performance premium because the company employed a 5% performance premium in 2010. We do not understand your conclusion that competitors will make this projection as they will not know whether the 5% premium has been continued into 2011 or has been changed to a higher or lower amount. Consequently, we do not understand the substantial competitive harm argument in your response.

David M. Bronson
PSS World Medical, Inc.
October 7, 2010
Page 2

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director